KRAMER LEVIN NAFTALIS & FRANKEL LLP

S. Elliott Cohan
Phone  212-715-9512
Fax  212-715-8116
ECohan@KRAMERLEVIN.com

December 21, 2010

VIA EDGAR

Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549
Re:	Engex, Inc
File No.811-01639

Ladies and Gentlemen:

We are filing via EDGAR today, on behalf of our client, Engex, Inc. (“Registrant”), an amended Form N-CSR to correct the auditor’s opinion.  The original filing inadvertently included a letter from the auditor instead of the opinion.

If you have any questions concerning this filing, please call me at 212-715-9512.

Sincerely,

/s/ S. Elliott Cohan
S. Elliott Cohan

cc:           J. Morton Davis
Michael Siciliano
Richard Marlin, Esq.

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